Exhibit 99.1

NOTICE

This draft Information Note has been filed by IAMGOLD Corporation with the Autorité des Marchés Financiers (AMF), the French financial services regulator, on August 29th, 2008, as required by art. 231-13 and 231-18 of its general regulation (règlement général). It is available on the AMF website www.amf-france.org and is hereby furnished to the SEC by IAMGOLD Corporation for information purposes only.

This document is a free translation in English for information purposes only – Original in French

Version 1 dated August 29,   2008 subject to review by the French Autorité des marchés financiers

DRAFT PUBLIC TENDER OFFER

FOR THE COMMON SHARES OF

LAUNCHED BY

PRESENTED BY

Price of the Offer : €1.20 per Euro Ressources common share

The date of closure of the Offer will be determined by the Autorité des marchés financiers (the French financial services regulator) (the "AMF") in accordance with its general regulation.

Draft information note (note d'information) prepared by IAMGOLD Corporation

This draft information note (note d'information) was filed with the AMF on August 29, 2008, in accordance with the provisions of articles 231-13 and 231-18 of the general regulation (règlement général) of the AMF.

This offer and this draft information note are subject to review by the AMF.

This draft information note is available on the AMF's website (www.amf-france.org), on IAMGOLD Corporation's website (www.iamgold.com) and can also be obtained free of charge from:

-      IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4

-      Société Générale: CAFI/ECM/EXE, 75886 Paris Cedex 18

The information relating to legal, financial, accounting and other characteristics of IAMGOLD Corporation will be made available to the public at the latest on the day prior to the opening of the offer, in accordance with the provisions of article 231-28 of the general regulation of the AMF.

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TABLE OF CONTENTS

1.	PRESENTATION OF THE PUBLIC TENDER OFFER	3

1.1	Offer context	3

1.1.1	IAMGOLD	3
1.1.2	EURO	4
1.1.3	Motives	6

1.2	Agreements that may have a material impact on the assessment or outcome of the Offer	6

1.3	The Offeror’s intentions for the next twelve months	7

1.3.1	Strategy of the enlarged group	7
1.3.2	Interest of the shareholders of EURO in the operation	7
1.3.3	Organisation and functioning of the new group – corporate governance	7
1.3.4	Employment policy	7
1.3.5	Dividend policy	7
1.3.6	Reorganization – Merger	8
1.3.7	Compulsory acquisition	8
1.3.8	Effect of the Offer on the market for and delisting of EURO Shares	8

1.4	Shares held by IAMGOLD and acquisitions over the last 12 months	9

2.	OFFER CHARACTERISTICS	9

2.1	Terms of the Offer	10

2.2	Targeted securities	10

2.3	Condition to the Offer	10

2.4	Offer process	11

2.4.1	Time for Acceptance	11
2.4.2	Manner of Acceptance	11
2.4.3	Withdrawal of tendered EURO Shares	12

2.5	Regulatory Authorizations	12

2.6	Indicative timetable	12

2.7	Reopening of the Offer	13

2.8	Offer restrictions abroad	13

2.9	Possible withdrawal of the Offer by the Offeror	15

2.10	Financing of the Offer	15

2.10.1	Offer costs	15
2.10.2	Financing means	15

2.11	Brokerage Fees	15

2.12	Taxation system of the Offer	16

2.12.1	Shareholders who are French residents for tax purposes	16
2.12.2	Individual or corporate shareholders non-resident in France for tax purposes	19

3.	VALUATION MATERIALS FOR OFFER PRICE ASSESSMENT PURPOSES	20

3.1	Valuation methodology	20

3.1.1	Selected methods	20
3.1.2	Rejected methods	20

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3.2	Main valuation assumptions	21

3.3	Primary valuation methods	22

3.3.1	Historical stock trading activities	22
3.3.2	Discounted Cash Flow analysis	23

3.4	Secondary valuation methods	26

3.4.1	Recent transactions on EURO's share capital	26
3.4.2	Trading multiples	27

3.5	Summary results	29

4.	INFORMATION ABOUT THE OFFEROR	30

5.	RESPONSIBLE PERSONS	30

5.1	For the Offeror	30

5.2	For the presenting bank	30

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1.	PRESENTATION OF THE PUBLIC TENDER OFFER

Pursuant to Title III of Book II and more specifically articles 232-1 and following of the general regulation of the Autorité des marchés financiers (the "AMF"), IAMGOLD Corporation, a federal corporation incorporated in Canada under number 4213173BN, having its registered office at 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4, (the "Offeror" or "IAMGOLD"), irrevocably offers to the shareholders of Euro Ressources S.A., a corporation (société anonyme) having its registered office at 23, rue du Roule, 75001 Paris, France, registered with the company register of Paris under number 390 919 082, with a share capital of €605,914.60 divided into 60,591,460 fully paid shares of 0.01 euro each listed on the C compartment of Euronext Paris S.A. under code ISIN FR 0000054678 and on the Toronto Stock Exchange ("EURO"), to acquire their common shares of EURO (the "EURO Shares") at a price of €1.20 per share on the terms set out below (the "Offer").

The Offer is a voluntary tender offer undertaken pursuant to the standard procedure provided in articles 232-1 and following of the general regulation of the AMF. It is presented by Société Générale who, pursuant to article 231-13 of the general regulation of the AMF, guarantees the content and the irrevocable nature of the Offeror's undertakings.

The terms and conditions of the Offer are described in Section 2 "Offer characteristics" below.

Except as otherwise indicated, the information concerning EURO contained in this information note originates in (or is based upon) publicly available documents or records on file with the AMF, Canadian securities regulatory authorities and other public sources.  The Offeror was not involved in the preparation of those statements and cannot verify them.  Neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by EURO to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1.1	Offer context

1.1.1	IAMGOLD

The Offeror is the holding company of a group of companies (the "IAMGOLD Group") that is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world.

The shares of the Offeror are listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange.

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD’s principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc., the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines and the Sleeping Giant gold mine are located. IAMGOLD-Québec Management Inc. also owns the leases in the Province of Québec in which is located the Niobec mine. IAMGOLD-Québec Management Inc. is the operator of each mine named above;

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(ii)	an indirect 95% interest in Rosebel Gold Mines N.V. the owner of the mining rights and assets comprising the Rosebel gold mine, in Suriname, and manager of the operations thereat;

(iii)	an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(iv)
an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit, on which the Yatela gold mine is located;

(v)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(vii)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine is located;

(viii)	an indirect 100% interest in the Camp Caiman project in French Guiana;

(ix)	an indirect 100% interest in the Quimsacocha project, an exploration project in Ecuador;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project in Peru, which interest IAMGOLD has agreed to sell pursuant to an agreement dated March 5, 2008 (as amended), with Rio Alto Mining Limited;

(xi)	an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project in Tanzania; and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

1.1.2	EURO

EURO's principal business activity is the holding of a participation right in the Rosebel gold mine in Suriname, which is owned and operated by IAMGOLD, pursuant to a Participation Right Agreement dated May 16, 2002 (the "Rosebel Royalty") and of an interest in the Paul Isnard mineral property in French Guiana.

Rosebel

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. ("Golden Star") from Grasshopper Aluminum Company N.V. ("Grassalco"). Cambior Inc. held a 50% interest in the Rosebel property from June 1994 to May 2002 when it acquired Golden Star’s 50%

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interest  thus becoming the owner of 100% of the Rosebel property (the "Rosebel Transaction"). Pursuant to the Rosebel Transaction, Golden Star and Cambior Inc. entered into the Rosebel Royalty. The Rosebel property is governed by a mineral agreement executed in 1994 (as amended and supplemented) that provided the Republic of Suriname with a 5% carried participation in the share capital of Rosebel Gold Mines N.V.  Golden Star subsequently sold the Rosebel Royalty to EURO.  In 2006, IAMGOLD acquired Cambior Inc., and indirectly assumed the obligations to EURO pursuant to the terms of the Rosebel Royalty.

The Rosebel Royalty provides for cash payments by IAMGOLD to EURO determined by reference to the volume of gold produced at the Rosebel gold mine. The Rosebel Royalty requires IAMGOLD to pay an amount determined as the product of: (i) gold production and (ii) in respect of production from "soft and transitional rock", 10% of the amount by which the gold price exceeds US$300 per ounce and in respect of production from "hard rock", 10% of the amount by which gold price exceeds US$350 per ounce.  The Rosebel Royalty is calculated and payable quarterly and after certain deductions. The Rosebel Royalty payable by IAMGOLD applies to the first 7 million ounces of attributable production from the mine (5.8 million ounces being remaining as of December 31, 2007).

EURO disputes IAMGOLD's determination of the Rosebel Royalty payable to EURO (and particularly the amount of the deduction relating to royalties due to the Government of Suriname or Grassalco) and initiated an arbitration procedure against IAMGOLD in May 2008.  Under this arbitration procedure, EURO requests (x) payment of an amount of approximately US$778,075 in relation to periods prior to June 30, 2008, and (y) confirmation that certain amounts payable to the Government of Suriname or Grassalco are not to be deducted for the purpose of the calculation of royalties payable in relation to future periods.  IAMGOLD has rejected these requests for which it considers there is no factual or contractual basis.  IAMGOLD believes that the amount currently at stake in the arbitration is immaterial in the context of the Offer.  Neither the initiation of the arbitration nor its possible outcome had, nor have, any influence on IAMGOLD's decision to proceed with the Offer.  The valuation of EURO conducted for the purposes of the Offer, described below in Section 3, is based on the circumstances that existed prior to the dispute that led to the arbitration.  Should IAMGOLD's position prevail in the arbitration, then the valuation of EURO in Section 3 would be slightly reduced, it being specified that this would not impact the price of the Offer.

Paul Isnard

On October 29, 1994, EURO acquired an interest in the Paul Isnard exploration projects located in French Guiana by way of acquisition of all of the outstanding shares of Société de Travaux Publics et de Mines Aurifères en Guyane ("Sotrapmag"). Sotrapmag holds eight mineral concessions at Paul Isnard (the "Paul Isnard Properties") which will expire on December 31, 2018 but which can be renewed for an additional 25 years. Total area of the eight concessions is 150 square kilometers.

EURO also has an Exclusive Exploration Permit at Paul Isnard (the "Paul Isnard PER"), which was granted on November 30, 1999 for an initial period of three years, covering an area of approximately 283 square kilometers. Its first validity period expired on December 1, 2002. An application for renewal for a five-year period and reduced surface area (199 square kilometers) was sent to the French Administration on July 30, 2002. The application was revised in late 2005 to cover a further reduced surface area of 140 square kilometers which was approved by

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the French Ministry of Economy, Finance and Industry in February 2006. This permit expired in November 2007. EURO has applied for a renewal for a three-year period, which renewal is being processed by the French authorities. EURO has agreed to sell its interest in the Paul Isnard Properties to Golden Star pursuant to a memorandum of understanding dated March 23, 2007 (the "MoU"), for the following consideration:

(i)
a cash payment calculated with reference to gold production and gold price; these payments will be equal to 10% of the gold price per ounce in excess of US$400 on the first 2 million ounces of production and 5% of the gold price per ounce in excess of US$400 on the next 3 million ounces of production; and

(ii)
Golden Star’s undertaking to spend, prior to November 1, 2007, €1,215,000 on the Paul Isnard PER, and to complete a feasibility study on at least one project on the Paul Isnard Properties prior to the first anniversary of the MoU. Subject to a positive feasibility study, Golden Star agreed to commence commercial production on at least one project on the Paul Isnard Properties prior to the end of September 2009. In the event of commercial production being delayed beyond the end of September 2009, Golden Star agreed to pay advance royalties to EURO of US$1,000,000 per annum.  In May 2008, Golden Star has announced that it temporarily suspended exploration activities at Paul Isnard following the announcement by the French government that it suspended granting mining licenses pending the outcome of an environmental review of all French Guiana gold exploration areas.

EURO entered into a farmout agreement in 2003 with Compagnie de Travaux Miniers de Guyane SARL ("Cotmig") pursuant to which Cotmig may exploit alluvial and par alluvial deposits within the Paul Isnard concessions. The operating permit limits these activities to 100 tonnes of ore per day. During 2006, the terms of the agreement were revised such that Cotmig pays a royalty of 8% of the sale proceeds of gold production. EURO also has a royalty agreement with Société Minera St. Elie in relation to the sale proceeds of gold produced on the Paul Isnard Properties. During 2007, the amount received by EURO under these two agreements was approximately US$0.39 million.

1.1.3	Motives

EURO and the IAMGOLD Group have similar interests in the gold industry and share an economic interest in an asset, the Rosebel gold mine. IAMGOLD has a 95% indirect interest in Rosebel Gold Mines N.V., the owner of the mining rights and assets comprising the Rosebel gold mine; and EURO's principal business activity is its holding of the Rosebel Royalty.

The present unsolicited Offer, which is intended to be friendly, aims at rationalizing the structure of the Rosebel gold mine, to increase IAMGOLD's economic interest in production from the mine and to reduce cash costs at the mine by effectively eliminating royalty payments on a consolidated basis. If the Offer is successful, and based on current gold prices, the completion of the Offer will result in a reduction in cash costs at the mine of approximately US$50 per oz.

1.2	Agreements that may have a material impact on the assessment or outcome of the Offer

There is no agreement entered into by the Offeror that may have a material impact on the assessment or outcome of the Offer.

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1.3	The Offeror’s intentions for the next twelve months

1.3.1	Strategy of the enlarged group

The Offer is part of IAMGOLD's long term strategy, which aims to ensure that IAMGOLD retains as much control as possible over its assets, including the Rosebel gold mine, reduce cash costs where possible and rationalize their management. By increasing its economic interest in the production from the Rosebel gold mine and by reducing cash costs, IAMGOLD will be able to focus its efforts on its key assets and continue developing its business.

1.3.2	Interest of the shareholders of EURO in the operation

The Offeror offers EURO's shareholders an immediate liquidity on their entire shareholding at a price of €1.20 per share.

The price represents a premium of 30.4% on the last share price of EURO on Euronext as of August 28, 2008, the last full trading day prior to the announcement of the Offer, and premiums of, 27.1% and 23.3% respectively on the average share prices on Euronext weighted by the volumes for the one and three month-periods prior to that date.

The valuation materials for the assessment of the price of the shares subject to the Offer are described in Section 0 below.

1.3.3	Organisation and functioning of the new group – corporate governance

The Offeror's objective is to take control of EURO. In such a situation, the Offeror intends to appoint a majority of its nominees within the board of directors of EURO following completion of the Offer. Consequently, the composition of EURO's management bodies will be modified to appropriately reflect its new shareholding structure.

1.3.4	Employment policy

According to publicly available information, EURO appears to have only three employees. Save for the changes intended to take place in the composition of EURO's management bodies, mentioned in Section 0 above, the Offer will not have any impact on the employment situation.

1.3.5	Dividend policy

To the Offeror's knowledge, EURO did not distribute dividends in the last three fiscal years and no decision to do so was made at the last shareholders' meeting.  EURO announced on February 18, 2008 that its board had formally adopted a policy to apply available cash-flow to reduce its remaining gold hedge and thereafter to declare dividends from available surplus funds.

The Offeror is not in a position to determine today what EURO's dividend policy will be in the event that the Offer is successful.

The Offeror will re-examine the dividend policy of EURO following the Offer, in accordance with applicable laws and with EURO's articles of association and subject to EURO's distribution capacity, working capital and financing needs.

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1.3.6	Reorganization – Merger

Following the closure of the Offer, and depending on its results, the Offeror intends, to the fullest extent possible, to implement a legal integration of EURO within the IAMGOLD Group.

The determination of the appropriate mechanism will require further analysis after completion of the Offer, but it is possible that such integration will be carried out by means of a merger with EURO. Accordingly, the Offeror reserves the right to consider the merger of EURO with it or another entity of its group following closure of the Offer. The Offeror and its group intend to vote the EURO Shares held by them currently or acquired pursuant to the Offer in favor of any such merger.

Under Canadian securities laws (unless exempted therefrom), such a subsequent merger may be subject to valuation, minority shareholder approval and other requirements.

1.3.7	Compulsory acquisition

If, as a result of the Offer, the Offeror, directly and indirectly, holds more than 95% of the share capital and voting rights of EURO, the Offeror reserves the right to proceed with a compulsory acquisition (retrait obligatoire) of EURO Shares within three months following the closure of the Offer. Such compulsory acquisition would be carried out at the same price as the Offer and in accordance with the provision of articles 237-14 and following of the general regulation of the AMF.

The Offeror also reserves the right, in the event the compulsory acquisition mentioned above is not possible and provided the Offeror would subsequently reach, directly or indirectly the threshold of 95% of the voting rights of EURO, to file with the AMF a buyout offer (offre publique de retrait) followed, in the event the threshold of 95% of the share capital of EURO is reached, by a compulsory acquisition (retrait obligatoire) of the EURO Shares that will not be directly or indirectly held by the Offeror. In such case, the compulsory acquisition will be subject to review by the AMF, that will issue its conformity decision on the basis in particular of a valuation of the EURO Shares, provided by the Offeror, and of the report of the independent expert appointed pursuant to article 261-1 II of the general regulation of the AMF.

Under Canadian securities laws (unless exempted therefrom), such a subsequent acquisition of shares may be subject to valuation, minority shareholder approval and other requirements.

1.3.8	Effect of the Offer on the market for and delisting of EURO Shares

The purchase of EURO Shares by the Offeror pursuant to the Offer will reduce the number of EURO Shares that might otherwise trade publicly and will reduce the number of holders of EURO Shares and, depending on the number of EURO Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining EURO Shares held by the public.

The Offeror reserves the right, in the event a compulsory acquisition is not possible, to apply for the delisting of EURO Shares from Euronext Paris. In accordance with applicable regulation, Euronext Paris may accept such request only if the results of the Offer significantly reduce the liquidity of the shares such that the delisting would be in the interests of the market.

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The rules and regulations of the Toronto Stock Exchange establish certain criteria which, if not met following successful completion of the Offer, could lead to the delisting of the EURO Shares from the Toronto Stock Exchange or, alternatively, the Offeror could apply to delist the EURO Shares therefrom.

1.4	Shares held by IAMGOLD and acquisitions over the last 12 months

No securities of EURO, including EURO Shares, are owned, directly or indirectly, nor is control exercised over any securities of EURO, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) an insider of the Offeror, other than a director or officer of the Offeror or (c) any person acting jointly or in concert with the Offeror, except that, IAMGOLD – Quebec Management Inc., a wholly-owned subsidiary of the Offeror owns 3,000,097 EURO Shares (or approximately 4.9% of the capital and 4.9% of the voting rights of EURO), at the date the draft Offer is filed with the AMF.

During the 12-month period preceding the date of this information note, no securities of EURO have been traded by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror's equity securities or (c) any person acting jointly or in concert with the Offeror, including IAMGOLD-Québec Management Inc., except as set out below..

In the course of the last twelve months, IAMGOLD – Québec Management Inc. acquired 3,000,097 EURO Shares, representing approximately 4.9% of EURO's share capital, on the market between February 13, 2008 and May 9, 2008 for an average weighted price of €0.963 with a high of €0.99 and a low of €0.894.

2.	OFFER CHARACTERISTICS

Pursuant to article 231-13 of the general regulation of the AMF, the draft Offer was filed with the AMF on August 29, 2008 by Société Générale acting on behalf of the Offeror. Société Générale guarantees the content and irrevocable nature of the undertakings made by the Offeror in the context of the Offer.

The Offer and this draft information note are subject to review by the AMF.

The AMF will publish on its website its conformity decision (déclaration de conformité) relating to the Offer which will include the grounds for the decision after having verified conformity of the Offer with applicable legal and regulatory provisions. Such conformity decision will constitute approval (visa) for the information note.

The information note so authorized by the AMF and the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" will be made available to the public by the Offeror and Société Générale, free of charge, at the latest on the last day prior to the opening of the Offer. They will also be available on the AMF's website.

Prior to the opening of the Offer, the AMF will publish a notice of opening of the Offer.

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2.1	Terms of the Offer

Pursuant to articles 231-1 and following of the general regulation of the AMF, the Offeror has filed a public offer on the EURO Shares and has undertaken to acquire from EURO shareholders their shares at a price of €1.20 per EURO Share.

If, between August 29, 2008, date the draft Offer is filed with the AMF and the date of settlement and delivery of the Offer (both dates inclusively), EURO decides a dividend distribution (the "Distribution") payable on a date prior to the settlement and delivery of the Offer or by reference to actual shareholdings prior to such a date, the Offer price per EURO Share would be reduced by the amount of such Distribution.

For the purposes of this Section, a "Distribution" shall mean the per EURO Share amount of any dividend (including any advance on dividend) declared by EURO since August 29, 2008 and/or any distribution of premium or reserve carried out or decided by EURO (including through a reduction of its capital) after August 29, 2008.

Any adjustment to the Offer price will be announced by means of a press release subject to prior submission to the AMF.

2.2	Targeted securities

Pursuant to article 231-6 of the general regulation of the AMF, the Offer concerns:

•	all issued EURO Shares at the date of opening of the Offer, i.e., 60,591,460 EURO Shares, and

•
all EURO Shares that could result from the exercise, prior to the closing of the Offer, of subscription options for EURO Shares, i.e., to the knowledge of the Offeror, a maximum of 1,905,001 options as of June 30, 2008.

To the knowledge of the Offeror, EURO has not issued any right, security or other financial instrument giving access, immediately or on a deferred basis, to its share capital or voting rights other than the EURO Shares and the subscription options set out above.

2.3	Condition to the Offer

In accordance with the provisions of article 231-9 of the general regulation of the AMF, the Offeror stipulates as condition precedent to its Offer that a minimum of 50% plus one EURO Share (calculated on a diluted basis) of the share capital and voting rights of EURO (the "Acceptance Threshold") be held by it and other entities of the IAMGOLD Group (taking into account the 3,000,097 EURO Shares already held by the IAMGOLD Group), upon closure of the Offer.

The Acceptance Threshold will be calculated as follows:

-	at the numerator: the sum of (x) all EURO Shares validly tendered to the Offer on or prior to its date of closure and (y) all EURO Shares held by the IAMGOLD Group on such date, and

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-             at the denominator: the sum of (x) all EURO Shares existing at the date of closure of the Offer and (y) all EURO Shares likely to be issued as a result of the exercise of subscription options allocated prior to the filing of the Offer (and not yet exercised at the date of closure of the Offer).

If the Acceptance Threshold is not met, the Offer will terminate and the EURO Shares tendered to the Offer will be returned to their owners, without any interest or indemnity being due.

However, the Offeror reserves the right to purely waive this Acceptance Threshold by filing an improved offer at the latest five trading days prior to the closure of the Offer, in accordance with articles 232-6 and 232-7 of the general regulation of the AMF.

2.4	Offer process

2.4.1	Time for Acceptance

The Offer will open on the trading day following publication by the Offeror of a financial disclosure statement specifying, pursuant to article 231-32 of the general regulation of the AMF, the manner in which the final information note will be made available to the public, (after publication by the AMF of its conformity decision that constitutes approval (visa) of said note) as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" required pursuant to article 231-28 of the general regulation of the AMF.

The AMF will issue a statement prior to the opening of the Offer, which will be open for at least 25 trading days. The closing date of the Offer and the timetable will be set subsequently by a decision of the AMF pursuant to article 232-2 of its general regulation.

2.4.2	Manner of Acceptance

Subject to compliance with Section 0 below, EURO shareholders wishing to tender their EURO Shares to the Offer must submit an order or acceptance to their authorized financial intermediary (bank, investment company, etc.) following one of the models made available to them by such intermediary, by the date of closure of the Offer at the latest. Such financial intermediary will transfer the EURO Shares to Euroclear France account of Euronext Paris.

EURO Shares held in pure registered form (nominatif pur) to be tendered to the Offer must first be converted into administered shares (nominatif administré) and will only be converted to bearer shares if the Offer is successful. Therefore, in order to participate in the Offer, holders of EURO Shares held in registered form should ask that these EURO Shares be promptly converted into administered shares. If the Offer is successful, Euronext Paris will transfer the registered EURO Shares to the bank in charge of servicing EURO Shares for their conversion to bearer form, so that they may then be transferred to the Offeror through Euronext Paris.

EURO Shares tendered to the Offer must be free of any encumbrance, charge, lien or other security or restriction of any kind whatsoever restricting the transfer of title thereto. The Offeror reserves the right to reject any tendered EURO Shares that do not meet this condition.

Beneficiaries of options to subscribe shares who wish to tender to the Offer EURO Shares resulting from the exercise of their options to subscribe shares must have exercised such options sufficiently in advance so as to be able to tender shares issued as a result of such

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exercise of options to the Offer at the latest on the date of closure of the Offer (or, of the subsequent Offer after reopening of the Offer pursuant to article 232-4 of the general regulation of the AMF).

The transfer of ownership of the EURO Shares tendered to the Offer will occur at the settlement/delivery date.  All the rights attached to these EURO Shares, including dividend rights (except in the event of a price adjustment as provided under Section 0 above), will be transferred to the Offeror at the same date.

No interest or indemnity shall be due for the period between the tendering of the EURO Shares to the Offer and the date of settlement/delivery of the tendered EURO Shares. The settlement/delivery date shall be specified in a results notice specifying the delivery and settlement terms published by Euronext Paris after publication by the AMF of the Offer final results notice. Transaction payments shall be made after centralisation operations are completed by Euronext Paris.

2.4.3	Withdrawal of tendered EURO Shares

In accordance with article 232-2 of the general regulation of the AMF, orders to tender EURO Shares to the Offer may be withdrawn at any time until and including the date of closure of the Offer. After such date, tenders are irrevocable.

Pursuant to articles 232-8 and 232-10 of the general regulation of the AMF, such orders to tender will automatically become null and void, without any indemnity or interest due, in the event a rival public offer on EURO Shares is opened (and might become so upon the AMF’s decision declaring an improved offer to be admissible). It would then be incumbent on the holders of EURO Shares to place a new order to tender their shares to the Offer if the latter is maintained.

2.5	Regulatory Authorizations

The Offer is not subject to any antitrust notifications or any other regulatory authorizations (except the conformity decision from the AMF).

However, pursuant to French Decree no. 2006-648 dated June 2, 2006, Sotrapmag, a wholly-owned subsidiary of EURO, shall, in its capacity as holder of mining rights in the Paul Isnard Properties (described above in Section 1.1.2), notify the French Minister in charge of mines of this Offer shorlty after the filing of the draft offer with the AMF.

2.6	Indicative timetable

August 29, 2008	Filing of the draft Offer with the AMF and of the draft information note of the Offeror

Availability to the public and on-lining of the Offeror's draft information note on the AMF website (www.amf-france.org)

September 12, 2008	Statement of conformity of the Offer by the AMF that also constitutes approval (visa) of the information note of the Offeror

This document is a free translation in English for information purposes only – Original in French

September 16, 2008
Availability to the public and on-lining of the Offeror's approved information note as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" on the AMF website (www.amf-france.org)

Publication of a financial notice informing that these documents are available

September 17, 2008	Offer opens

November 4, 2008	Offer closes

November 10, 2008	Publication of the interim Offer results notice

November 17, 2008	Publication of the definitive Offer results notice

November 20, 2008	Settlement/Delivery of the Offer with Euronext

December 1, 2008	Offer re-opens (if the Offer is successful)

2.7	Reopening of the Offer

Pursuant to article 232-4 of the general regulation of the AMF, if the Offer is successful, the Offer will be re-opened for a period of at least ten trading days. In case of reopening of the Offer, the terms will be identical to the Offer terms. In such circumstances, the AMF will publish the timetable for the reopening of the Offer.

EURO SHAREHOLDERS SHOULD BE AWARE THAT THE OFFEROR MAY, DURING THE RE-OPENED OFFER, ACQUIRE BENEFICIAL OWNERSHIP OF EURO SHARES OTHER THAN UNDER THE TERMS OF THE OFFER THROUGH THE FACILITIES OF EURONEXT PARIS S.A. OR THE TORONTO STOCK EXCHANGE. HOWEVER, THE OFFEROR AND ITS AFFILIATES MAY ONLY ACQUIRE SUCH EURO SHARES OTHER THAN PURSUANT TO THE TERMS OF THE OFFER IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS, WHICH REQUIRE, IN THE CASE OF FRENCH SECURITIES LAWS, THAT, AMONGST OTHER THINGS, (I) ANY CONSIDERATION PAID OUTSIDE THE OFFER SHALL NOT BE GREATER THAN THE OFFER CONSIDERATION AND (II) THE OFFEROR WILL ADVISE THE AMF OF SUCH PURCHASES, ON EACH DAY DURING WHICH EURO SHARES HAVE BEEN PURCHASED, AND THE AMF SHALL PUBLISH THE DECLARATIONS SUCH PROVIDED BY THE OFFEROR. IN ADDITION, IF APPLICABLE, CANADIAN SECURITIES LAWS MAY, IN OTHER RESPECTS, RESTRICT THE PURCHASES OF EURO SHARES BY THE OFFEROR OTHER THAN UNDER THE TERMS OF THE OFFER, INCLUDING BY LIMITING THE NUMBER OF EURO SHARES THAT CAN BE SO ACQUIRED TO 5% OF THE EURO SHARES OUTSTANDING AT THE DATE THE OFFER IS MADE IN CANADA.

This document is a free translation in English for information purposes only – Original in French

2.8	Offer restrictions abroad

The Offer is made for the securities of a French issuer and is subject to the general regulation of the AMF. Holders of EURO Shares residing outside of France should be aware that French disclosure requirements are different from those in their respective jurisdictions (in particular, in Canada, the United States, Japan and Australia).

This Offer information note is not intended to be distributed in countries other than France.

Distribution of this Offer information note and participation in the Offer may be subject to legal restrictions outside of France (in particular in Canada, Japan and Australia). The Offer is not addressed, either directly or indirectly, to persons who are subject to such restrictions, and may not be accepted in any jurisdiction where the Offer is subject to such restrictions. Consequently, persons in possession of this Offer information note are required to inform themselves about possible applicable local restrictions and to comply with them.

As of the date of this draft information note, IAMGOLD contemplates to extend the Offer or make a separate offer, under substantially identical terms (the "Canadian Offer"), in Canada. The Offer, together with supplementary information for Canadian shareholders, or the Canadian Offer would be filed with Canadian securities regulatory authorities and be available at www.sedar.com and otherwise be available on the Offeror's website at www.iamgold.com, or through any representative designated by the Offeror in Canada. Pursuant to Canadian securities laws, IAMGOLD has requested from EURO certain information relating to its shareholders. Once IAMGOLD has received such information, it expects to be in a position to assess how the Offer may be made available to Canadian shareholders. However, IAMGOLD may elect not to extend the Offer in Canada or make the Canadian Offer, in particular if EURO fails to provide IAMGOLD with the required information. The Offeror expects to make a final decision in this respect on or about the date on which the Offer is opened in France.

If you are a shareholder not resident in France and you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

EURO shareholders should be aware that the disposition of the EURO Shares under the Offer may have tax consequences.  As a general rule, any individual or legal entity holding EURO Shares which is not resident in France must inform itself about the tax rules that apply to its particular situation.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by IAMGOLD.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document is a free translation in English for information purposes only – Original in French

Additional Notice to EURO Shareholders in the United States

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that IAMGOLD is incorporated under the laws of Canada, that a majority of the directors and officers of IAMGOLD are residents of Canada, and that all (or a substantial portion of) the assets of IAMGOLD and of such persons may be located outside the United States. You may not be able to sue a foreign entity (or its officers or directors) in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

2.9	Possible withdrawal of the Offer by the Offeror

Pursuant to article 232-11 of the general regulation of the AMF, the Offeror may withdraw its Offer within five trading days following publication of a timetable of a rival offer or improved rival offer. It will inform the AMF of its decision, which will be made public.

The Offeror may also withdraw its Offer if it becomes frustrated ("sans objet") or if EURO has taken measures that modified its substance during the Offer or in the event the Offer is successful. The Offeror may not exercise this right without prior authorization by the AMF, which will rule in accordance with the principles set out under article 231-3 of its general regulation.

2.10	Financing of the Offer

2.10.1	Offer costs

To the Offeror's knowledge, the acquisition price (excluding fees and expenses related to the Offer) for all of the EURO Shares (including the EURO Shares issuable on the exercise of all outstanding subscription options), would amount to a maximum of approximately €75.0 million in case all the EURO Shares are tendered. In the event that no EURO Shares issuable on the exercise of subscription options are tendered, the cash that should be paid by the Offeror would amount to approximately €72.7 million.

The overall amount of fees and expenses (excluding the acquisition price for EURO Shares) likely to be incurred by the Offeror in the context of the Offer is estimated to amount to €2 million (excluding taxes). This amount includes fees payable by the Offeror for its legal counsel, financial advisors (including presenting bank), accountants, and other representatives, as well as filing, printing and mailing costs and other miscellaneous (including communication) fees.

2.10.2	Financing means

The Offeror will fund the Offer through its existing cash reserves or credit facilities which will fully satisfy this commitment. The funding commitments under the existing credit facilities of the Offeror are subject to conditions that are common in commercial lending transactions of this kind.

This document is a free translation in English for information purposes only – Original in French

2.11	Brokerage Fees

Save as indicated below, no expenses shall be reimbursed nor any commission paid to any intermediary or person soliciting the tender of EURO Shares to the Offer.

The Offeror will bear the brokerage fees (and related VAT) for shareholders tendering their EURO Shares to the Offer within the limit of 0.2% of the value of each EURO Share tendered (including all taxes), with a maximum of €50 per account (including all taxes).

2.12	Taxation system of the Offer

The comments below are based on French tax law (provisions of the French Tax Code – "FTC") and the administrative doctrine published by French tax authorities that are currently in force on the date of this draft information note, and therefore may be subsequently amended, and possibly retroactively, particularly in view of any new provisions that may be included in the Finance Law for 2009 or the revised Finance Law for 2008.

It should be noted that this information is merely a summary of the tax rules applicable to individuals and corporate shareholders of EURO who will tender their EURO Shares to the Offer. This information does not purport to be exhaustive or to deal with all potential tax consequences that may arise from the Offer. Shareholders are advised to consult their tax advisor in order to examine their specific situation in light of applicable legislation.

Shareholders who are not French residents for tax purposes must also comply with applicable tax law in their country of residence, subject to any applicable tax treaties.

2.12.1	Shareholders who are French residents for tax purposes

2.12.1.1
Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally

Common rules of taxation

Pursuant to the provisions of article 150-0 A FTC, capital gains of one Euro or more on EURO Shares sold by the above-mentioned individuals – i.e., capital gains equal to the difference between the Offer price and the tax cost of the EURO Shares contributed to the Offer – are subject to income tax at a rate of 18% if the annual amount for disposals of securities, corporate interests or equivalent securities realized by all members of the taxpayer's household exceeds the current limit of €25,000 (excluding sales of securities held in a PEA (equity savings plan) and share-for-share exchanges that benefit from deferred taxation as set out in article 150-0 B FTC).

Capital gains are also subject to the following contributions, on condition that the above-mentioned annual taxation threshold is exceeded:

-	the General Social Contribution tax ("CSG") of 8.2%, non-deductible from the household's total taxable income,

-	the 2% "prélèvement social" (social withholding) tax, non-deductible from the household's total taxable income,

This document is a free translation in English for information purposes only – Original in French

-	the contribution to the Social Security deficit ("CRDS") of 0.5%, non-deductible from the household's total taxable income,

-	an additional 0.3% contribution to the 2% prélèvement social established pursuant to article 11-2 of the 30 June 2004 law regarding solidarity in view of autonomy for elderly and disabled persons.

The overall tax effective rate for the above-mentioned individual shareholders is therefore 29% for capital gains made in 2008.

Pursuant to the provisions of article 150-0-D-11° FTC, capital losses on share disposals may be offset against capital gains of the same nature realized during the year of sale or the ten following years provided that the annual taxation threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded for the year in which the capital loss is incurred.

PEA (equity savings plans)

In the event that the EURO Shares are held in the context of a PEA (French equity saving plan) (article L.221-31 of the French Monetary and Financial Code (Code Monétaire et Financier)), capital gains arising from any sale made during the term of the PEA are exempt from income tax and social contributions on the day on which they were realized, provided that capital gains are reinvested in the PEA under the same terms as the payments.

It should be noted that on the closing date (if it is more than five years after the PEA is opened) or on the date of partial withdrawal of the PEA (if the closing date is more than eight years after the PEA is opened), the net capital gain realized since the PEA was opened will be exempt from income tax, but subject to social contributions at a rate that varies according to the date on which the gain was realized.

Lastly, the capital losses incurred in the context of the PEA are not deductible from capital gains realized outside the PEA.

Nevertheless, in the event of an early closure in the five years following the opening of the PEA, or upon meeting certain conditions in the event that the PEA is closed after the  fifth year, accrued capital losses (if any) are deductible from the capital gains of the same nature generated during the same year or the ten following years, provided that the annual threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded during the year the capital loss is incurred.

2.12.1.2	Employees and officers of EURO holding EURO Shares as a result of exercising stock options

Pursuant to the article 163 bis-C FTC, beneficiaries of options to subscribe for new EURO Shares granted under articles L.225-177 to L.225-186 of the French Commercial Code (Code de commerce) will benefit from favorable treatment with respect to income tax and social security contributions provided that their shares are not sold, converted to bearer form or alienated for at least five years (if the options were granted before April 27, 2000) or four years (if the options were granted on or after April 27, 2000) from the date of grant of the options (except, upon complying with certain conditions, in the event of the dismissal, mandatory retirement, death or disability of the beneficiary).

This document is a free translation in English for information purposes only – Original in French

Where EURO Shares are tendered to the Offer, the date of disposal thereof is the date that the Offer results are published in the AMF's Official Bulletin.

Acquisition gains

Assuming that the registration and holding period requirements are met on the date on which the Offer results are published in the AMF's Official Bulletin, the "acquisition gains" (equal to the difference between the real value of the shares on the day the option was exercised and the issue price, plus the portion of the surplus rebate, if any), are taxable as follows, on condition that the annual threshold for disposal of securities, corporate interests or equivalent securities is exceeded:

•	Options granted from September 20, 1995 to April 26, 2000:

-	Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social); or

-	At the option of the beneficiary, taxation as wages and salaries.

•	Options granted since April 27, 2000:

-
Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the fraction of the acquisition acquisition gains not exceeding €152,500, and at an effective rate of 51% (40% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount; or

-
Effective tax  rate of 29% (18% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion of the capital gain not exceeding €152,500, and at an effective rate of 41% (30% acquisition gains tax, and CSG, CRDS, the 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount, provided that, on the date the Offer results are published in the AMF's Official Bulletin, an additional two-year holding period as set out in article 200-A-6 FTC has been observed; or

-	At the option of the beneficiary, taxation as wages and salaries.

Conversely, should registration and holding period requirements not be met on the date the Offer results are published in the AMF's Official Bulletin, the acquisition gains will be taxed as wages and salaries and subject to social security contributions.

Capital gains or losses on disposals of shares

Capital gains or losses realized on disposals of EURO Shares pursuant to the Offer, calculated with reference to the actual value of EURO Shares on the day the option was exercised, are subject to the tax rules for capital gains described above in paragraph 0 (Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally).

This document is a free translation in English for information purposes only – Original in French

2.12.1.3	Legal entities resident in France and subject to corporate income tax

Common rules of taxation

Capital gains realized upon disposal of portfolio securities, equal to the difference between the amounts received as consideration for the disposal of the securities and the tax cost of the shares tendered to the Offer, are subject to corporate income tax at the standard rate of 33.1/3% (article 219-I-a quater FTC) and, if applicable, to the social security contribution of 3.3% (article 235 ter ZC FTC) that applies to the corporate income tax amount after deduction of a tax credit not exceeding €763,000 per 12-month period.

Legal entities with sales of less than €7,630,000 during the relevant fiscal year or taxation period may be entitled to have their corporate income tax rate reduced to 15% for a portion of the taxable profit not exceeding €38,120 and to be exempt from the 3.3% social security contribution, provided that the conditions set out in articles 219-I-b and 235 ter ZC FTC are met.

Lastly, capital losses accrued on disposals of securities other than investment shares and security equivalents are deductible from the transferor's operating results, or accrue as a tax loss that may, without any time limit, be carried forward and set off against the transferor's operating results in subsequent fiscal years.

Long-term capital gains taxation system

Pursuant to article 219-I-a quinquies FTC, net capital gains realized on disposals of investment shares and equivalent securities as defined in said article and which have been held for at least two years benefit from a 0% reduced rate, subject to the taxation of 5% of the net capital gain realized, at the standard 33.33% corporate income tax rate (1.67% effective rate), and, if applicable, the above-mentioned 3.3% social security contribution.

Within the meaning of article 219-I-a quinquies FTC, shares are considered investment shares  and equivalent securities when they are treated as such for accounting purposes as well as, subject to certain conditions, when they were acquired under a public tender or exchange offer by the initiating company, as well as when they entitle the holder to the benefit of the parent/subsidiary corporation  privilege set out in articles 145 and 216 FTC, excluding shares of companies with predominantly real estate-based assets.

Net long term capital losses realized upon the disposal of investment shares and equivalent securities are not deductible from the taxable income and cannot be offset against capital gains in other categories of securities.

2.12.1.4	Other shareholders

It is recommended that holders of EURO Shares who are subject to taxation rules other than those described above, and more specifically taxpayers involved in stock transactions in circumstances similar to those of a person who conducts these types of transactions professionally or who have recorded their securities as professional assets should review their personal tax situation with their advisor.

This document is a free translation in English for information purposes only – Original in French

2.12.2	Individual or corporate shareholders non-resident in France for tax purposes

Subject to the provisions of any applicable tax treaties, capital gains realized upon the disposal of shares in the context of the Offer by individuals or legal entities that are not residents of France for tax purposes within the meaning of article 4-B FTC or legal entities whose registered office is located outside of France, are generally tax-exempt in France, provided that (i) such capital gains are not connected to a permanent establishment or fixed base in France and (ii) that the seller has not held, either directly or indirectly, alone or with his/her spouse, parents or children or with the parents or children of said spouse, interests entitling the holder to over 25% of the profits of the company whose shares are being sold at any time over the five years prior to the disposal (articles 244 bis-B and 244 bis-C FTC).

Capital gains realized on the disposal of shares included in an investment exceeding or having exceeded the 25% threshold during the above-mentioned period are subject to the proportional tax rate in France, which is currently 18%, subject to the provisions of any applicable international tax agreements.

Any individual or legal entity not resident in France for tax purposes who holds EURO Shares should consult with their advisor in their country of residence with respect to their personal tax situation.

3.	VALUATION MATERIALS FOR OFFER PRICE ASSESSMENT PURPOSES

The price offered by the Offeror for each EURO Share is €1.20 per share payable in cash.

The following valuation materials in the Offer price have been prepared by Société Générale as presenting bank of the Offer for the account of the Offeror.  These materials have been prepared in accordance with customary valuation methods based on publicly available information on EURO as at the date hereof (i.e., mainly annual and quarterly financial reports).  The methods selected have been chosen taking into account characteristics specific to EURO, in particular its size and the nature of its operations.

The accuracy and completeness of the information used by Société Générale has not been independently verified by Société Générale.

3.1	Valuation methodology

3.1.1	Selected methods

In the context of a multi-criteria approach, Société Générale has primarily selected the following method for purposes of valuating EURO:

-           Historical stock trading analysis, and

-           Discounted cash flow analysis.

At a secondary level, Société Générale has performed the following analyses for information purposes:

-           Analysis of recent transactions on EURO's share capital, and

This document is a free translation in English for information purposes only – Original in French

-           Comparable companies analysis.

3.1.2	Rejected methods

The following valuation methods were considered by Société Générale but not deemed relevant.

3.1.2.1	Comparable transactions analysis

This method consists in applying to a given company's financial metrics the valuation multiples recognized in recent material transactions in the same industry or in an industry having similar features in terms of its business model.  This method indicates the price that investors paid to take control of comparable companies.  The difficulty lies in the selection of comparable transactions as valuation references given that:

a)	the quality and reliability of available information is highly variable depending on the transaction and the nature of the target concerned (listed, not listed, subsidiary in a group);

b)	targets are never totally comparable in terms of size, positioning, geographical location, profitability; and

c)	the strategic interest of an acquisition is variable (and the control premium offered is often adjusted accordingly).

In the absence of transactions involving truly comparable companies to EURO in terms of size and business model, and given the limited information gathered by Société Générale on the transactions retained, Société Générale does not regard this method as appropriate to valuate EURO.

3.1.2.2	Net Asset Value ("NAV") / Revalued Net Asset Value ("RNAV")

The net asset value method consists in calculating the net asset value per share of a company; i.e. calculating the book value of a given share.  This method, which is based on the historical value of a company's assets and liabilities, does not seem relevant and was not retained by Société Générale because it does not take into account the fair market value of said assets and liabilities nor the company's future performances.

For information purposes, the net asset value of EURO as at June 30, 2008 was €7,641,000, i.e. €0.12 per share on a fully diluted basis.

3.1.2.3	Discounted Dividend Model ("DDM")

The DDM method consists in valuing a company based on the discounted value of future dividends.  This method is only appropriate for companies with a significant distribution capacity and that have a stable and foreseeable dividend distribution policy. Société Générale did not use this method for EURO in the absence of materials enabling us to anticipate EURO's future dividend distribution policy. Historically, EURO has never distributed any dividends to its shareholders and the company's management has not disclosed precise information as to the company's future dividend policy.

This document is a free translation in English for information purposes only – Original in French

3.1.2.4	Analysts' Target Prices

There is no analyst coverage for EURO and no analysts' target prices for 2008.

3.2	Main valuation assumptions

Société Générale's valuation analysis has been completed based on the following assumptions:

-	Gold price forecasts (based on a brokers' consensus):

(US$)	2008	2009	2010	2011	2012	2013 and following
Gold price forecasts (per ounce)	930	925	888	800	750	700

-	€/US$ exchange rate forecasts (based on a brokers' consensus):

	2008	2009	2010 and following
€/US$ exchange rate forecasts	1.55	1.40	1.32

-	a number of shares of 61,676,961 on a fully diluted basis, i.e., taking into account the dilutive impact of the 1,905,001 stock options issued and outstanding in accordance with the treasury method;

-	net financial debt of €2.6m as of June 30, 2008;

-	a positive value of the deferred tax asset of €4.3m;

-	a post tax negative value of the hedging instruments of €4.5m as at June 30, 2008;

-	fees to be incurred by EURO in connection with the Offer estimated at approximately €1.8m; and

-
EURO has been valued excluding potential synergies, since no significant synergies are expected from the Offer, except, if applicable, economies resulting from the delisting of EURO's shares from Euronext and the Toronto Stock Exchange (if such delisting is made, in particular following the implementation of a compulsory acquisition (retrait obligatoire)).

3.3	Primary valuation methods

3.3.1	Historical stock trading activities

EURO Shares are listed on compartment C of Euronext Paris.

The reference stock price (relative to which the implied premiums/discounts presented by the offered price have been calculated) is the spot price as at August 28, 2008, i.e., on the date immediately preceding the filing of the Offer.  Volume weighted average prices have been computed on that date.

This document is a free translation in English for information purposes only – Original in French

The implied premiums/discounts presented in the Offer price are set forth in the table below:

Source : Bloomberg	Price (1) (€)	Implied premium / discount
Spot as at August 28, 2008	0.92	30.4%
1-month VWAP	0.94	27.1%
3-month VWAP	0.97	23.3%
6-month VWAP	0.99	21.1%
12-month VWAP	1.00	19.5%
18-month VWAP	1.00	20.4%

(1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated on August 28, 2008.

The volumes traded on Euronext Paris are significant (0.79% of share capital traded on a daily basis over the last 12 months).  Daily rotation of free float amounted to 1.14% over the same period.

EURO's shares are also listed on the Toronto Stock Exchange (TSX).  Volumes traded on said exchange are not significant (0.01% of share capital traded on a daily basis over the last 12 months).  Therefore information available on EURO's performance on the TSX was not included in the stock market analysis.

Société Générale considers EURO's stock price on Euronext Paris as a key reference in the valuation analysis, especially given the high liquidity of the stock on this market.

3.3.2	Discounted Cash Flow analysis

This method consists in determining the enterprise value of a company by discounting, at its weighted average cost of capital, all projected free cash flows generated by its assets.  The value attributable to shares is then calculated by (i) adding to the enterprise value obtained the value of the company's cash and cash equivalents and its non-operating financial assets and by (ii) deducting the value of minority interests and financial debt.

This method is used to assess the intrinsic value of a company's business plan taking into account its specific characteristics in terms of its future performance, profitability and productivity.  It seems particularly appropriate in EURO's case given that its only source of income is royalties derived from a limited number of assets with very specific prospects.

3.3.2.1	Business plan assumptions and drivers

Other than the general assumptions set forth in Section 3.2 above, the following assumptions, which may be regarded as favorable to EURO, have been made by Société Générale when developing EURO's business plan:

This document is a free translation in English for information purposes only – Original in French

-	Société Générale developed a business plan for EURO starting July 2008 and ending on the date the company's rights under the Rosebel Royalty are expected to expire, i.e., in 2023 based on the operating assumptions retained;

-	Société Générale assumed that EURO would not acquire additional royalties and that the company would be liquidated when the Rosebel Royalty expires;

-
Société Générale assumed (i) that the Rosebel Royalty would be paid on 7 million ounces of attributable gold production (5.8 million ounces being remaining as of December 31, 2007), despite the fact that reserves at Rosebel at the end of 2007 were only 3.4 million ounces; (ii) that Rosebel would produce approximately 309,000 ounces in 2008 assuming that H2 production would match H1 production; and (iii) an ambitious normative annual production at Rosebel equal to 375,000 ounces per year starting 2009;  accordingly, the Rosebel Royalty has been expected to be paid in full by 2023;

-	royalty payments received from the two agreements entered into with Cotmig and Société Minera St Elie respectively have been considered stable in the long term, i.e., at €0.324m per year;

-	operating expenses were considered flat at estimated 2008 level based on Q1 (€1.6m for 2008); and

-	no capital expenditure was forecasted.

3.3.2.2	Free cash flows

Free cash flows were calculated as follows:

EBIT (including hedging impact)
-	Taxes
+	Depreciation & Amortization
-	Net capital expenditures
-	Change in working capital requirements
=	Free cash flow

EURO's free cash flows, which remunerate the capital invested by shareholders and lenders, were discounted each year starting July 2008 at the weighted average cost of capital of EURO ("WACC").

3.3.2.3	Discount rate

The WACC was determined as follows:

EURO's cost of equity was calculated using the following parameters:

-	US risk free rate of 3.76% corresponding to rate as at August 27, 2008, of 10-year maturity US Treasury Bonds (source : Datastream);

-	Equity risk premium for the US (July 2008) of 5.76% (calculated by Société Générale's Equity Research Department);

This document is a free translation in English for information purposes only – Original in French

-	Unlevered bêta of 1.03 (levered beta of 1.06) corresponding to the average bêta of the sample of comparable companies (small and mid-caps gold producers and royalty companies presented below).

The resulting cost of equity for EURO, which corresponds to the sum of (i) the risk free rate and (ii) the bêta multiplied by the equity risk premium (Capital Asset Pricing Model), is 9.86%.

EURO's post-tax cost of debt was calculated using the following parameters:

-	A 3-month US Libor rate: 2.81%;

-	A 250 bp- margin over the risk-free rate; and

-	A tax rate of 34.43% corresponding to French corporate income tax rate.

The resulting post-tax cost of debt for EURO is 3.19%.

Assuming a gearing of 4.68% (corresponding to the ratio of net debt divided by market capitalization), the WACC retained by Société Générale amounts to 9.56%.

3.3.2.4	DCF analysis results

In Société Générale's central case, the DCF analysis yields an enterprise value of €49.8m and an equity value of €50.1m, i.e. €0.81 per EURO Share on a fully diluted basis.  The offer price represents a 47.8% on the said price.  Société Générale has run sensitivity analyses wherein (i) the WACC used varies between 8.56% and 10.56%, (ii) gold prices forecasted are adjusted upwards/downwards by +/- 5% and (iii) the US$/€ exchange rate is adjusted upwards/downwards by +/- 10%.  The sensitivity analyses result in prices per share for EURO ranging from €0.71 to €0.91 on a fully diluted basis.

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
Gold price forecasts	-10.0%	0.70	0.69	0.67	0.65	0.64
	-5.0%	0.78	0.76	0.74	0.72	0.71
	0.0%	0.85	0.83	0.81	0.79	0.77
	5.0%	0.93	0.90	0.88	0.86	0.84
	10.0%	1.00	0.98	0.95	0.93	0.91

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
US$/€ exchange rate forecasts	-20.0%	0.68	0.67	0.65	0.64	0.62
	-10.0%	0.77	0.75	0.73	0.71	0.70
	0.0%	0.85	0.83	0.81	0.79	0.77
	10.0%	0.94	0.91	0.89	0.87	0.85
	20.0%	1.02	1.00	0.97	0.95	0.93

This document is a free translation in English for information purposes only – Original in French

			Gold prices forecasts
		-10.00%	-5.00%	0.00%	5.00%	10.00%
US$/€ exchange rate forecast	-20.0%	0.54	0.59	0.65	0.71	0.76
	-10.0%	0.60	0.67	0.73	0.79	0.86
	0.0%	0.67	0.74	0.81	0.88	0.95
	10.0%	0.74	0.81	0.89	0.97	1.05
	20.0%	0.80	0.89	0.97	1.06	1.14

3.4	Secondary valuation methods

3.4.1	Recent transactions on EURO's share capital

In December 2006, Golden Star, which held 52.68% of the EURO share capital as at December 31, 2005, sold approximately 18 million shares of EURO representing approximately 36% of EURO's share capital in a series of public and private transactions.  The net proceeds of the divestment totaled approximately US$ 30 million, corresponding to an average selling price of €1.26 per share (using a US$/€ exchange rate of 1.32 over the first three weeks of December 2006).

The average EV/EBITDA multiples deriving from these transactions are as follows:

	EV/EBITDA		EV/EBIT
	2006	2007	2006	2007
Golden Star Transactions (2006)	14.5x	13.3x	16.6x	14.7x

Source: brokers, companies reports

The application of these multiples to EURO's 2008 and 2009 metrics yielded the following results:

	EV/EBITDA		EV/EBIT
	2008	2009	2008	2009
Implied value per EURO share (€) (1)	2.56	2.89	2.76	3.06

(1) On a fully diluted basis – Source: brokers, companies reports

Since the transactions date back to December 2006 (the average selling price was €1.26 whereas EURO's average trading price in December 2006 was €1.44) and relate to the transfer of minority stakes, Société Générale does not consider this method relevant for valuing EURO today.

This document is a free translation in English for information purposes only – Original in French

3.4.2	Trading multiples

This analogical approach consists in applying to a given company's metrics the valuation multiples observed on similar listed companies having, inter alia, comparable size, activities, profitability and gearing.

To the Société Générale's knowledge, there are no truly comparable companies for EURO.  Société Générale has nonetheless retained a sample comprised of companies with operations in the gold industry.  The said companies include (i) Canadian and Australian small and midcaps gold producers and (ii) North American gold royalty companies listed below:

-	Royalty companies

o	Royal Gold (USA)
o	International Royalty (Canada)

-	Small-sized gold producers (i.e. with enterprise values below US$ 400m)

o	European Goldfield (Canada)
o	Alamos Gold (Canada)
o	High River Gold (Canada)
o	Kingsgate (Australia)
o	Allied Gold (Australia)

-	Medium-sized gold producers (i.e., with enterprise values between US$ 400m and US$ 700m)

o	Highland Gold (Australia)
o	Centerra Gold (Canada)
o	Golden Star (Canada)
o	Northgate (Canada)
o	Great Basin Gold (Canada)

When applying trading multiples to EURO, Société Générale has implicitly assumed that EURO would have prospects similar to sample average, i.e. that it would be in a position to replicate its business model in the long term by acquiring other royalties and participation rights.

The multiples retained by Société Générale are (i) 2008 and 2009 EBITDA multiples and (ii) proven and probable reserves multiples based on the latest information available (for gold producers only).  EV/Revenues multiples were not used because of significant differences in the

This document is a free translation in English for information purposes only – Original in French profitability of the comparable companies and EURO.  EV/EBIT multiples were not used because of significant differences in the depreciation policies of the comparable companies and EURO.  Equity Value/Net income multiples were not used either because of significant differences in the level of indebtedness of the comparable companies and EURO.

The EV/EBITDA multiples of the comparable companies retained by Société Générale have been calculated using publicly available information including annual and quarterly reports and the IBES consensus provided by the Datastream database.  The estimated amount of proven and probable reserves at Rosebel that Société Générale used for valuing EURO is 5.7 million ounces of gold as of June 30, 2008.

However, in the absence of proof that EURO can replicate its business model over the long term and the lack of truly comparable companies to EURO in the sample (in terms of size and business model) Société Générale does not consider this method appropriate for valuing EURO.  In particular, EURO has only one significant asset and consequently cannot be validly compared to other royalties companies holding various royalties and participation rights. Therefore the results obtained and set forth below are provided for information purposes only.

The valuation multiples of the comparable companies retained by Société Générale are as follows:

	EV/EBITDA		EV/Reserves
	2008	2009	2008
Small-sized Gold Producers
- European Goldfield	11.1x	5.9x	0.04x
- Alamos Gold	7.6x	5.7x	0.27x
- High River Gold	6.7x	2.2x	0.08x
- Kingsgate	8.3x	3.0x	0.11x
- Allied Gold	9.1x	3.0x	0.12x
Medium-sized Gold Producers
- Highland Gold	9.3x	6.7x	0.08x
- Centerra Gold	2.3x	1.7x	0.08x
- Golden Star	5.5x	3.0x	0.06x
- Northgate	1.9x	1.8x	0.12x
- Great Basin Gold	Not material	9.7x	0.08x
Average	6.9x	4.3x	0.10x
Source: brokers, companies reports

EV/EBITDA
	2008	2009
Royalty companies
- Royal Gold	15.8x	13.5x
- International Royalty	6.2x	4.8x
Average	11.0x	9.1x
Source: brokers, companies reports

Applying the above average EV/EBITDA and proven and probable reserves multiples to EURO's metrics yielded the following results:

This document is a free translation in English for information purposes only – Original in French

Small and medium-sized Gold Producers	EV/EBITDA		EV/Reserves
	2008	2009
EURO's value per share (€) (1)	1.20	0.92	0.66
(1) On a fully diluted basis – Source: brokers, companies reports

Royalty companies	EV/EBITDA
	2008	2009
EURO's value per share (€) (1)	1.94	1.98
(1) On a fully diluted basis – Source: brokers, companies reports

3.5	Summary results

The implied premium/discount presented by the offered price of €1.20 relative to the value per share obtained from the various valuation methods used is as follows:

	(€/ share)	Implied premium / discount
Primary valuation methods
1/ Stock market price (1)
Spot as at August 28, 2008	0.92	30.4%
1-month VWAP	0.94	27.1%
3-month VWAP	0.97	23.3%
6-month VWAP	0.99	21.1%
12-month VWAP	1.00	19.5%
18-month VWAP	1.00	20.4%
2/ DCF
Central case	0.81	47.7%
High	0.91	31.1%
Low	0.71	67.9%
Secondary valuation methods
1/ Golden Star transaction on EURO's share capital
Central case	2.73	-56.0%
High	2.89	-58.6%
Low	2.56	-53.1%
Average selling price - Golden Star	1.26	-4.8%
2/ Comparable companies analysis (small and medium-sized Gold Producers)
Central case	1.06	13.1%
High	1.20	-0.3%
Low	0.92	30.8%
3/ Comparable companies analysis (royalty companies)
Central case	1.96	-38.7%
High	1.98	-39.4%
Low	1.94	-38.0%

(1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated as of August 28, 2008.

This document is a free translation in English for information purposes only – Original in French

4.	INFORMATION ABOUT THE OFFEROR

Pursuant to article 231-28 of general regulation of the AMF, information disclosure about the legal, accounting and financial characteristics of the Offeror shall be filed with the AMF no later than the day the Offer opens. Such information, which will be contained in a specific information document prepared by the Offeror, will be available on the AMF web site (www.amf-france.org), on the Offeror's web site (www.iamgold.com), and will also be available free of charge from:

-	IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
-	Société Générale: CAFI/ECM/EXE, 75886 Paris Cedex 18.

5.	RESPONSIBLE PERSONS

5.1	For the Offeror

"To our knowledge, the information contained in this information note is factually accurate and there is no omission of any information that would alter the scope of the information provided".

IAMGOLD Corporation
Joseph Conway, President and Chief Executive Officer
Carol Banducci, Chief Financial Officer

5.2	For the presenting bank

"In accordance with article 231-18 of the general regulation (règlement général) of the AMF, Société Générale, acting as presenting bank in relation with the Offer, confirms that to its knowledge, the presentation of the Offer that it has analyzed based on information provided to it by the Offeror and information relating to the valuation of the price offered are factually accurate and there is no omission of any information that would alter the scope of the information provided."

Société Générale